UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated October 29, 2009.

2.               Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item I above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

Press Release

Cost take-out holds EBIT margin on target, strong cash flow of more than $1 bn

•                  $1 bn net income incl. $380-million gain from previously-announced provision adjustments

•                  EBIT margin excluding provision adjustments well within the 11-16% target range

•                  Cash from operations at $1.3 bn on lower inventories and improved cash collection

•                  Orders down double digits despite strong power infrastructure orders

Zurich, Switzerland, October 29, 2009 — ABB reported third-quarter net income of $1 billion, including a $380-million net gain for various previously-announced provision adjustments, and earnings before interest and taxes (EBIT) of $1.4 billion.

Orders declined to $7.1 billion, equivalent to a local-currency reduction of 15 percent, while revenues decreased to $7.9 billion, lower by 5-percent in local currency(1). Investments in power grids continued to grow but lower demand for shorter-cycle products in industrial markets resulted in a 23-percent local currency decrease in base orders (below $15 million). The order decrease also reflects price declines resulting from both lower material costs and weaker demand. The share of orders from emerging markets increased to 55 percent.

EBIT was positively impacted by previously-announced adjustments to provisions and the mark-to-market treatment of hedging transactions. Restructuring-related costs were approximately $40 million.

Excluding these factors, EBIT and EBIT margin were lower than in the same quarter in 2008, primarily reflecting the business mix, decreased capacity utilization and lower prices in short-cycle businesses. These impacts were partially offset by ABB’s cost take-out program which yielded savings in the quarter of approximately $500 million.

Net income of $1 billion includes the positive $380-million net contribution from the provision adjustments mentioned above. Cash from operations was $1.3 billion on a significant reduction in inventories and improved cash collection.

“We turned in a strong cash performance this quarter and held EBIT margins well within our target range thanks to the continued timely execution of the order backlog and further progress in our cost take-out program,” said Joe Hogan, ABB’s Chief Executive Officer.

“Order trends were in line with what we saw in the second quarter, with steady demand in power and oil and gas but lower base orders in industrial markets,” Hogan said. “We’ll continue to focus on making sure our costs are in line with market demand, but at the same time stay aggressively positioned to capture the significant growth opportunities in power infrastructure, renewables, energy efficiency and emerging markets.”

2009 Q3 key figures

			Change
$ millions unless otherwise indicated	Q3 09	Q3 08	US$	Local
Orders	7,060	8,885	-21%	-15%
Order backlog (end Sep)	26,159	27,211	-4%	-4%
Revenues	7,910	8,791	-10%	-5%
EBIT	1,419	1,291	10%
as % of revenues	17.9%	14.7%
Net income	1,034	927	12%
Basic net income per share ($)	0.45	0.41
Cash flow from operating activities	1,281	1,121

(1) Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in the results tables.

Summary of Q3 2009 results

Orders received and revenues

Orders decreased in the third quarter compared to the year-earlier period as utility investments to expand and refurbish power transmission grids were more than offset by lower demand from most of ABB’s industrial markets and the construction sector.

Regionally, orders in local currency were higher in the Americas due mainly to a large power transmission order from Brazil which more than compensated for lower orders in the U.S. Orders in the Middle East and Africa also increased as the result of growth in power orders. Orders were down 25 percent in local currencies in Europe as growth in the Power Systems division, driven mainly by power grid upgrades in western Europe, were more than offset by broad declines in all other divisions, reflecting the generally weak economic environment compared to the same quarter a year ago. Orders in Asia were down 24 percent in local currencies, mainly due to lower marine orders from South Korea and power orders in Australia. Orders in China declined at a single-digit pace in the quarter but were supported by double-digit growth in Automation Products.

Large orders (above $15 million) increased by 42 percent in local currencies compared to the same quarter in 2008.

Revenues declined in the quarter as execution of the order backlog was offset by weaker revenues in shorter-cycle businesses. Service revenues were 2 percent lower in local currencies compared to the third quarter of 2008, mainly reflecting reduced operational expenditures by industrial customers as they adjust costs to the current demand environment.

The order backlog at the end of September 2009 amounted to $26.2 billion, corresponding to a local-currency increase of 4 percent year to date. Compared to the end of the second quarter of 2009, the order backlog is down 3 percent in local currencies.

Earnings before interest and taxes

EBIT and EBIT margin increased compared to the same quarter a year earlier because of previously-announced adjustments to provisions. These adjustments, related to provisions for alleged anti-competitive practices as well as an increase in provisions with respect to ABB’s business in Russia, resulted in a net increase in EBIT of approximately $430 million.

Also included in third-quarter 2009 EBIT are restructuring-related costs of approximately $40 million related to the two-year, $2-billion cost take-out program announced earlier this year.

The mark-to-market impact from hedging transactions had a positive impact on EBIT in the third quarter equivalent to approximately 0.6 percentage points of EBIT margin. The impact in the same quarter last year was negative in an amount equivalent to approximately one percentage point of EBIT margin.

For purposes of comparison, the third-quarter 2009 EBIT margin, excluding the impact of provision adjustments, restructuring and the mark-to-market impact from hedging transactions, is approximately 3.5 percentage points lower than the EBIT margin in the same quarter in 2008, also adjusted for the impact of the mark-to-market impact from hedging transactions described above.

This decrease primarily reflects the combination of lower revenues from higher-margin product businesses, as well as lower capacity utilization and price pressure mainly in ABB’s short-cycle businesses compared to the same period a year earlier.

EBIT and EBIT margin were positively impacted by cost savings in sourcing, general and administrative expenses, as well as footprint adjustments and operational excellence initiatives, amounting to approximately $500 million in the quarter. Year-to-date, the cost take-out program has generated savings in excess of $1 billion.

Net income

Third-quarter net income of approximately $1 billion includes a positive $380-million impact resulting from previously-announced provision adjustments. This amount is comprised of the $430-million improvement to EBIT described above less approximately $50 million in interest and other finance expense and income taxes.

Balance sheet and cash flow

Net cash at the end of the third quarter was $5.8 billion compared to $5.7 billion at the end of the previous quarter. Cash flow from operations amounted to $1.3 billion while cash used in financing activities included a dividend payment of $1 billion in the form of a nominal value reduction, made at the end of July 2009, as approved by shareholders at the Annual General Meeting in May.

Compliance

As previously announced, ABB has disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission various suspect payments.

Also as previously announced, ABB has been cooperating with various anti-trust authorities regarding certain allegedly anti-competitive practices in the power transformer business. On October 7, 2009, the European Commission announced its decision on this matter and imposed a fine of €33.75 million on ABB. In addition, ABB’s cables business is under investigation for alleged anti-competitive practices.

With respect to these matters, there could be adverse outcomes beyond our provisions.

Cost reductions

ABB continued to execute its previously-announced cost take-out program during the third quarter. The program aims to sustainably reduce ABB’s costs — comprising both cost of sales as well as general and administrative expenses — from 2008 levels by a total of $2 billion by the end of 2010. The savings are focused on acceleration of ongoing initiatives in low-cost sourcing, general and administrative expenses, internal process improvements and adjustments to ABB’s global manufacturing and engineering footprint.

Cost reductions for the first three quarters of 2009 were significantly ahead of plan and exceeded $1 billion, equal to the original targeted take-out for the full year. Approximately 60 percent of these savings were achieved by optimizing global sourcing (excluding the impact of exchange-traded commodities). The remainder was achieved through reductions to general and administrative expenses, as well as global footprint and operational excellence measures.

The total cost of the program is expected to approach $1 billion — of which approximately $100 million was already recorded in 2008. Costs associated with the program in the third quarter of 2009 amounted to approximately $40 million, bringing the total cost so far in 2009 to approximately $170 million.

Management appointments

ABB announced in September the appointment of Brice Koch to the Group Executive Committee as Head of Marketing and Customer Solutions, a new role created to drive additional growth across the company’s markets and regions. The appointment is effective January 1, 2010.

Outlook

The outlook for ABB’s businesses over the rest of 2009 and into 2010 remains uncertain.

The need for energy-efficient power infrastructure remains in all regions, supported by political measures to address climate change and increasing demand for renewable power generation. Demand in ABB’s industrial end markets depends to a large extent on GDP growth and capital spending, together with commodity prices. Customers’ need to steadily improve energy efficiency and productivity also drives orders. Increasing commodity prices generally support ABB’s industrial businesses as they promote customer investment in capacity expansion.

However, it remains unclear when and how quickly capital investments by customers will recover from the downturn. In addition, the volatility of raw material prices and the limited availability of project funding continue to influence the timing of many power and industrial investment decisions, especially among small- to medium-sized companies.

Therefore, management’s priority for the next several quarters will be to ensure that the company has the flexibility to respond quickly to changing market conditions, taking advantage of its global footprint, strong balance sheet and leading technologies to improve its cost competitiveness while simultaneously tapping further opportunities for profitable growth.

Divisional performance Q3 2009

Power Products

			Change
$ millions unless otherwise indicated	Q3 09	Q3 08	US$	Local
Orders	2,553	3,409	-25%	-21%
Order backlog (end Sep)	8,712	9,081	-4%	-4%
Revenues	2,823	3,034	-7%	-2%
EBIT	477	536	-11%
as % of revenues	16.9%	17.7%
Cash flow from operating activities	592	479

Orders received declined across all regions compared to the same quarter a year ago, mainly as a result of lower demand in industrial and construction-related markets. Order intake was further impacted by lower prices due both to weaker market conditions and pass-through of reduced commodity costs.

Revenues decreased in the quarter as execution of the order backlog in longer-cycle businesses, such as high-voltage equipment, was partly offset by lower revenues from shorter-cycle businesses related to the industrial and construction sectors, such as medium-voltage equipment and distribution transformers. Revenues were also negatively impacted by delays in customer acceptance of products.

EBIT and EBIT margin were lower mainly on reduced revenues but also reflecting the lower share of higher-margin short-cycle product revenues compared to the same quarter a year earlier.

Cash flow from operations improved in the quarter, largely due to a reduction in inventories.

Power Systems

			Change
$ millions unless otherwise indicated	Q3 09	Q3 08	US$	Local
Orders	1,991	1,293	54%	70%
Order backlog (end Sep)	9,770	8,661	13%	14%
Revenues	1,612	1,601	1%	7%
EBIT	117	113	4%
as % of revenues	7.3%	7.1%
Cash flow from operating activities	11	111

Orders increased significantly in the third quarter due to a strong increase in large orders from utilities to expand power transmission capacity that more than compensated for lower industrial demand. Regionally, orders were higher in the Americas, mainly the result of a $540-million order for a high-voltage direct current (HVDC) power link in Brazil. Orders also grew in Europe and the Middle East but decreased in Asia as lower orders in Australia and China more than offset strong growth in India.

Revenues increased on execution of the continuing strong order backlog, leading to higher EBIT and EBIT margin. The mark-to-market treatment of hedging transactions had a positive impact in the quarter that was offset by charges related to project execution and provisions related to the business in Russia.

Cash flow from operations was lower than in the same quarter a year earlier due to higher net working capital needed for projects in execution.

Automation Products

			Change
$ millions unless otherwise indicated	Q3 09	Q3 08	US$	Local
Orders	2,033	2,741	-26%	-22%
Order backlog (end Sep)	3,940	4,380	-10%	-12%
Revenues	2,234	2,612	-14%	-10%
EBIT	340	491	-31%
as % of revenues	15.2%	18.8%
Cash flow from operating activities	536	509

Continued weakness in ABB’s industrial and construction end markets in the third quarter resulted in a decrease in both base and large orders received compared to the same period a year earlier. Orders increased in China but were lower than last year in the rest of Asia and in all other regions. Orders were also impacted by lower prices resulting from a decrease in material costs as well as reduced demand.

Revenues declined more slowly than orders in the quarter as execution of the strong order backlog in businesses such as machines and power electronics partly offset lower revenues in shorter-cycle businesses such as low-voltage products.

EBIT and EBIT margin in the quarter declined compared to the very strong third quarter in 2008. This was mainly due to lower revenues and restructuring-related costs of $12 million to adapt to the weaker demand environment.

Cash flow from operations was higher, primarily due to a reduction in net working capital, mainly lower inventories.

Process Automation

			Change
$ millions unless otherwise indicated	Q3 09	Q3 08	US$	Local
Orders	1,145	1,969	-42%	-39%
Order backlog (end Sep)	6,064	7,146	-15%	-16%
Revenues	1,809	1,920	-6%	0%
EBIT	164	218	-25%
as % of revenues	9.1%	11.4%
Cash flow from operating activities	254	243

Orders continued to decline in the third quarter compared to the same quarter in 2008 as steady demand from the oil and gas sector was more than offset by ongoing weakness in other sectors. Large orders declined by more than 50 percent in both U.S. dollar and local currency terms and base orders were also down at a double-digit pace. Orders decreased in all regions except the Middle East and Africa, where demand from the oil and gas sector supported a local-currency order increase. Orders in Asia decreased on a reduction in marine orders, mainly from South Korea and Singapore.

Revenues were down (flat in local currencies) in the quarter as execution of the strong order backlog in the marine, minerals and oil and gas businesses was offset by lower revenues in pulp and paper and from lower book-and-bill product sales in the quarter. Service revenues were flat in local currencies.

EBIT and EBIT margin declined compared to the same quarter a year earlier, however, largely due to the high share of systems revenues that typically carry a lower EBIT margin. The mark-to-market treatment of hedging transactions also negatively impacted EBIT in the quarter.

Cash flow from operations increased in the quarter, mainly reflecting the timing of large project payments and measures to improve net working capital management.

Robotics

			Change
$ millions unless otherwise indicated	Q3 09	Q3 08	US$	Local
Orders	169	400	-58%	-56%
Order backlog (end Sep)	367	665	-45%	-46%
Revenues	211	431	-51%	-49%
EBIT	(36)	28	n/a
as % of revenues	-17.1%	6.5%
Cash flow from operating activities	(5)	(9)

Robotics orders declined as the result of a significant drop in demand from the global manufacturing sector compared to the same period in 2008. Revenues decreased on a lower opening order backlog and reduced service business.

The division reported an EBIT loss related to low factory loading, declining service revenues and further capacity adjustments and changes to the operational footprint.

More information

The 2009 Q3 results press release and presentation slides are available from October 29, 2009, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a media conference call starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 96 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 18172, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (10:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 5600 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for two weeks. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 10636, followed by the # key.

Investor calendar 2010
Q4 2009 results	Feb. 18, 2010
Q1 2010 results	April 22, 2010
Annual General Meeting of shareholders	April 26, 2010
Q2 2010 results	July 22, 2010
Q3 2010 results	Oct. 28, 2010

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.

Zurich, Oct. 29, 2009

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Cost reductions,” “Outlook,” and “Compliance,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks related to the financial crisis and economic slowdown, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 000	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

ABB Q3 and nine-months (9M) 2009 key figures

				Change				Change
$ millions unless otherwise indicated		Q3 09	Q3 08	US$	Local	9M 09	9M 08	US$	Local
Orders	Group	7,060	8,885	-21%	-15%	23,519	31,099	-24%	-15%
	Power Products	2,553	3,409	-25%	-21%	8,273	11,012	-25%	-16%
	Power Systems	1,991	1,293	54%	70%	5,967	5,952	0%	17%
	Automation Products	2,033	2,741	-26%	-22%	6,392	8,778	-27%	-20%
	Process Automation	1,145	1,969	-42%	-39%	4,912	7,205	-32%	-23%
	Robotics	169	400	-58%	-56%	557	1,359	-59%	-55%
	Corporate (consolidation)	(831)	(927)			(2,582)	(3,207)
Revenues	Group	7,910	8,791	-10%	-5%	23,034	25,772	-11%	-1%
	Power Products	2,823	3,034	-7%	-2%	8,130	8,682	-6%	3%
	Power Systems	1,612	1,601	1%	7%	4,641	5,010	-7%	4%
	Automation Products	2,234	2,612	-14%	-10%	6,482	7,766	-17%	-8%
	Process Automation	1,809	1,920	-6%	0%	5,439	5,727	-5%	7%
	Robotics	211	431	-51%	-49%	739	1,235	-40%	-34%
	Corporate (consolidation)	(779)	(807)			(2,397)	(2,648)
EBIT	Group	1,419	1,291	10%		3,328	4,093	-19%
	Power Products	477	536	-11%		1,474	1,656	-11%
	Power Systems	117	113	4%		322	411	-22%
	Automation Products	340	491	-31%		979	1,486	-34%
	Process Automation	164	218	-25%		486	686	-29%
	Robotics	(36)	28	n/a		(108)	82	n/a
	Corporate	357	(95)			175	(228)
EBIT margin	Group	17.9%	14.7%			14.4%	15.9%
	Power Products	16.9%	17.7%			18.1%	19.1%
	Power Systems	7.3%	7.1%			6.9%	8.2%
	Automation Products	15.2%	18.8%			15.1%	19.1%
	Process Automation	9.1%	11.4%			8.9%	12.0%
	Robotics	-17.1%	6.5%			-14.6%	6.6%

Q3 2009 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q3 09	Q3 08	US$	Local	Q3 09	Q3 08	US$	Local
Europe	2,624	3,803	-31%	-25%	3,371	4,072	-17%	-10%
Americas	1,723	1,845	-7%	4%	1,495	1,571	-5%	0%
Asia	1,864	2,512	-26%	-24%	2,177	2,266	-4%	0%
Middle East and Africa	849	725	17%	20%	867	882	-2%	0%
Group total	7,060	8,885	-21%	-15%	7,910	8,791	-10%	-5%

Reconciliation of non-GAAP financial measures regarding Q3 2009

($ millions, unaudited)

EBIT margin
Earnings before interest and taxes (EBIT)	1,419
Revenues	7,910
EBIT margin (EBIT as % of revenues)	17.9%

Net cash
Short-term debt and current maturities of long-term debt	(218)
Long-term debt	(2,219)
Total debt	(2,437)

Cash and equivalents	5,502
Marketable securities and short-term investments	2,779
Cash and marketable securities	8,281
Net cash	5,844

EBIT margin is calculated by dividing EBIT by revenues. Management believes EBIT margin is a useful measure of profitability and uses it as a performance target.

Net cash is a financial measure that is calculated as the total of cash and equivalents, marketable securities and short-term investments minus our total debt.

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Nine months ended		Three months ended
(in millions of $, except per share data in $)	Sep. 30, 2009	Sep. 30, 2008	Sep. 30, 2009	Sep. 30, 2008

Sales of products	19,522	21,926	6,713	7,499
Sales of services	3,512	3,846	1,197	1,292
Total revenues	23,034	25,772	7,910	8,791
Cost of products	(13,816)	(14,909)	(4,803)	(5,241)
Cost of services	(2,363)	(2,520)	(800)	(844)
Total cost of sales	(16,179)	(17,429)	(5,603)	(6,085)
Gross profit	6,855	8,343	2,307	2,706
Selling, general and administrative expenses	(3,972)	(4,320)	(1,333)	(1,432)
Other income (expense), net	445	70	445	17
Earnings before interest and taxes	3,328	4,093	1,419	1,291
Interest and dividend income	93	250	25	75
Interest and other finance expense	(96)	(139)	(63)	(62)
Income from continuing operations before taxes	3,325	4,204	1,381	1,304
Provision for taxes	(831)	(1,114)	(297)	(331)
Income from continuing operations, net of tax	2,494	3,090	1,084	973
Income (loss) from discontinued operations, net of tax	26	(1)	4	6
Net income	2,520	3,089	1,088	979
Net income attributable to noncontrolling interests	(159)	(184)	(54)	(52)
Net income attributable to ABB	2,361	2,905	1,034	927

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,335	2,908	1,030	921
Income (loss) from discontinued operations, net of tax	26	(3)	4	6
Net income	2,361	2,905	1,034	927

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.02	1.27	0.45	0.40
Income (loss) from discontinued operations, net of tax	0.01	0.00	0.00	0.01
Net income	1.03	1.27	0.45	0.41

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.02	1.26	0.45	0.40
Income (loss) from discontinued operations, net of tax	0.01	0.00	0.00	0.00
Net income	1.03	1.26	0.45	0.40

Average number of shares (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,283	2,289	2,283	2,285
Diluted earnings per share attributable to ABB shareholders	2,286	2,301	2,289	2,294

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

(in millions of $, except share data)	Sep. 30, 2009	Dec. 31, 2008

Cash and equivalents	5,502	6,399
Marketable securities and short-term investments	2,779	1,407
Receivables, net	9,580	9,245
Inventories, net	5,347	5,306
Prepaid expenses	261	237
Deferred taxes	986	1,020
Other current assets	495	733
Total current assets	24,950	24,347

Financing receivables, net	450	445
Property, plant and equipment, net	3,967	3,562
Goodwill	3,035	2,817
Other intangible assets, net	461	411
Prepaid pension and other employee benefits	106	73
Investments in equity method companies	48	68
Deferred taxes	1,122	1,190
Other non-current assets	287	268
Total assets	34,426	33,181

Accounts payable, trade	3,935	4,451
Billings in excess of sales	1,385	1,224
Accounts payable, other	1,264	1,292
Short-term debt and current maturities of long-term debt	218	354
Advances from customers	2,105	2,014
Deferred taxes	480	528
Provisions for warranties	1,171	1,105
Provisions and other current liabilities	2,624	3,467
Accrued expenses	1,593	1,569
Total current liabilities	14,775	16,004

Long-term debt	2,219	2,009
Pension and other employee benefits	1,128	1,071
Deferred taxes	417	425
Other non-current liabilities	1,959	1,902
Total liabilities	20,498	21,411

Stockholders’ equity:
Capital stock and additional paid-in capital	3,893	4,841
Retained earnings	12,288	9,927
Accumulated other comprehensive loss	(1,954)	(2,710)
Treasury stock, at cost (39,938,859 shares at September 30, 2009, and 40,108,014 shares at December 31, 2008)	(897)	(900)
Total ABB stockholders’ equity	13,330	11,158
Noncontrolling interests	598	612
Total stockholders’ equity	13,928	11,770
Total liabilities and stockholders’ equity	34,426	33,181

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Nine months ended		Three months ended
(in millions of $)	Sep. 30, 2009	Sep. 30, 2008	Sep. 30, 2009	Sep. 30, 2008

Operating activities:
Net income	2,520	3,089	1,088	979
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	467	483	169	166
Pension and postretirement benefits	(1)	46	(10)	1
Deferred taxes	(11)	222	(10)	49
Net gain from sale of property, plant and equipment	(11)	(34)	(2)	(6)
Income (loss) from equity accounted companies	1	(12)	1	(4)
Other	(13)	64	16	25
Changes in operating assets and liabilities:
Trade receivables	172	(1,193)	137	(311)
Inventories	398	(1,017)	413	(454)
Trade payables	(703)	401	(198)	51
Billings in excess of sales	56	434	(14)	176
Provisions, net	(370)	(137)	(433)	(39)
Advances from customers	(18)	349	15	192
Other assets and liabilities, net	(243)	(132)	109	296
Net cash provided by operating activities	2,244	2,563	1,281	1,121

Investing activities:
Changes in financing receivables	(2)	(1)	—	3
Purchases of marketable securities (available-for-sale)	(81)	(420)	(19)	(300)
Purchases of marketable securities (held-to-maturity)	(799)	—	(238)	—
Purchases of short-term investments	(2,071)	(2,410)	(1,720)	(1,150)
Purchases of property, plant and equipment and intangible assets	(624)	(736)	(215)	(263)
Acquisition of businesses (net of cash acquired)	(155)	(552)	(100)	(525)
Proceeds from sales of marketable securities (available-for-sale)	63	80	21	25
Proceeds from maturity of marketable securities (available-for-sale)	855	—	—	—
Proceeds from maturity of marketable securities (held-to-maturity)	273	—	273	—
Proceeds from short-term investments	448	4,196	356	—
Proceeds from sales of property, plant and equipment	23	45	5	6
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	10	46	3	23
Other	2	—	2	—
Net cash provided by (used in) investing activities	(2,058)	248	(1,632)	(2,181)

Financing activities:
Net changes in debt with maturities of 90 days or less	(28)	32	(34)	(59)
Increase in debt	440	323	123	146
Repayment of debt	(523)	(641)	(174)	(157)
Issuance of shares	3	49	3	49
Purchase of treasury shares	—	(606)	—	(161)
Dividends paid in the form of nominal value reduction	(1,027)	(1,060)	(1,027)	(1,060)
Dividends paid to noncontrolling shareholders	(191)	(149)	(85)	(46)
Other	(14)	63	20	32
Net cash used in financing activities	(1,340)	(1,989)	(1,174)	(1,256)

Effects of exchange rate changes on cash and equivalents	257	(151)	205	(424)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	—	26	—	—
Net change in cash and equivalents - continuing operations	(897)	697	(1,320)	(2,740)

Cash and equivalents beginning of period	6,399	4,650	6,822	8,087
Cash and equivalents end of period	5,502	5,347	5,502	5,347

Supplementary disclosure of cash flow information:
Interest paid	122	175	37	63
Taxes paid	829	793	275	236

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
(in millions of $)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Non- controlling interests	Total stockholders’ equity
Balance at January 1, 2008	5,780	6,809	(906)	7	(486)	55	(1,330)	(302)	10,957	592	11,549
Comprehensive income:
Net income		2,905							2,905	184	3,089
Foreign currency translation adjustments			(461)				(461)		(461)	(29)	(490)
Foreign currency translation adjustments related to divestments of businesses			6				6		6		6
Effect of change in fair value of available-for-sale securities, net of tax				(29)			(29)		(29)		(29)
Unrecognized gain related to pensions and other postretirement plans, net of tax					11		11		11		11
Change in derivatives qualifying as cash flow hedges, net of tax						(110)	(110)		(110)		(110)
Total comprehensive income									2,322	155	2,477
Dividends paid to noncontrolling shareholders									—	(152)	(152)
Changes in noncontrolling interests									—	(42)	(42)
Treasury stock transactions	(20)							20	—		—
Dividends paid in the form of nominal value reduction	(1,060)								(1,060)		(1,060)
Issuance of shares	49								49		49
Shares repurchased under buyback program								(619)	(619)		(619)
Share-based payment arrangements	45								45		45
Call options	30								30		30
Balance at September 30, 2008	4,824	9,714	(1,361)	(22)	(475)	(55)	(1,913)	(901)	11,724	553	12,277

			Accumulated other comprehensive loss
(in millions of $)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available- for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Non- controlling interests	Total stockholders’ equity
Balance at January 1, 2009	4,841	9,927	(1,654)	83	(978)	(161)	(2,710)	(900)	11,158	612	11,770
Comprehensive income:
Net income		2,361							2,361	159	2,520
Foreign currency translation adjustments			672				672		672	6	678
Effect of change in fair value of available-for-sale securities, net of tax				(62)			(62)		(62)		(62)
Unrecognized loss related to pensions and other postretirement plans, net of tax					(24)		(24)		(24)	(3)	(27)
Change in derivatives qualifying as cash flow hedges, net of tax						170	170		170		170
Total comprehensive income									3,117	162	3,279
Dividends paid to noncontrolling shareholders									—	(193)	(193)
Changes in noncontrolling interests									—	17	17
Treasury stock transactions	(3)							3	—		—
Dividends paid in the form of nominal value reduction	(1,024)								(1,024)		(1,024)
Issuance of shares	3								3		3
Share-based payment arrangements	54								54		54
Call options	22								22		22
Balance at September 30, 2009	3,893	12,288	(982)	21	(1,002)	9	(1,954)	(897)	13,330	598	13,928

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company specializing in power and automation technologies that improve the performance of utility and industry customers, while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2008.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The accounting estimates that require the Company’s most significant, difficult and subjective judgments include:

•                  Assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects.

•                  Estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquires, environmental damages, product warranties, regulatory and other proceedings.

•                  Assumptions used in the calculation of pension and postretirement benefits.

•                  Recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions).

The actual results and outcomes may differ from the Company’s estimates and assumptions.

In the opinion of management, the Interim Consolidated Financial Information contain all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. However, such Interim Consolidated Financial Information may not necessarily be indicative of annual results.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current year’s presentation.

The Company has evaluated subsequent events up to close of business on October 26, 2009.

Note 2. Accounting pronouncements

As of January 1, 2009, the Company adopted Accounting Standards Codification 810-10-65, Consolidation (ASC 810-10-65), previously Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. ASC 810-10-65 changes the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. ASC 810-10-65 is effective prospectively as of January 1, 2009, except for the presentation and disclosure requirements which apply retrospectively for all periods presented. As a result of the adoption, noncontrolling interests of $612 million were reclassified to stockholders’ equity in 2008. Income attributable to noncontrolling interests of $159 million and $184 million for the nine months ended September 30, 2009 and 2008, respectively, and $54 million and $52 million for the three months ended September 30, 2009 and 2008, respectively, is included in net income and is deducted to arrive at net income attributable to ABB.

The Company applies the provisions of Accounting Standards Codification 805, Business Combinations (ASC 805), previously Financial Accounting Standards No. 141, Business Combinations, revised, to

Notes to the Interim Consolidated Financial Information (unaudited)

business combinations in which the acquisition date is on or after January 1, 2009. Under ASC 805 an entity is required to recognize assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition related costs are recognized separately from the acquisition and expensed as incurred; restructuring costs generally are expensed in periods subsequent to the acquisition date. Further, ASC 805 requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense in periods subsequent to the acquisition date. In addition, under ASC 805, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2009-13 (ASU 2009-13), Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force. ASU 2009-13 provides amendments to the criteria in Accounting Standards Codification 605-25, Revenue Recognition, Multiple-Element Arrangements, by establishing a hierarchy to determine the selling price of each specific deliverable. The selling price used is based on vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. ASU 2009-13 also eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at its inception. ASU 2009-13 also expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective for arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact from ASU 2009-13.

Note 3. Financial instruments

The Company uses the fair value measurement principle to record certain of its financial instruments at fair value on a recurring basis. These instruments include foreign currency, commodity and interest rate derivatives and available-for-sale securities.

The Company applies the provisions of Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), previously Financial Accounting Standards No. 157, Fair Value Measurements, for fair value measurements of its financial assets and financial liabilities. ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhanced disclosure requirements for fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company applies various valuation techniques including market and income approaches. ASC 820 establishes a three-level hierarchy for inputs used in measuring assets and liabilities recorded at fair value, based on the reliability of those inputs. The Company has categorized its financial instruments measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

•                  Level 1: Valuation inputs consist of (unadjusted) quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as foreign exchange futures and most U.S. government securities.

•                  Level 2: Valuation inputs consist of other observable inputs such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant in which case the fair value measurement would be classified as Level 3. Assets and liabilities using Level 2

Notes to the Interim Consolidated Financial Information (unaudited)

inputs include interest rate swaps, cross-currency swaps and commodity swaps as well as foreign exchange forward contracts and foreign exchange swaps.

•                  Level 3: Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purposes of determining the fair values of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

The following table shows the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2009
($ in millions)	Level 1	Level 2	Level 3	Total fair value

Assets
Available-for-sale securities in cash and equivalents	—	—	—	—
Available-for-sale securities in marketable securities and short-term investments	212	129	—	341
Cash-settled call options(1) in marketable securities and short-term investments	—	82	—	82
Current derivative assets in other current assets	6	405	—	411
Non-current derivative assets in other non-current assets	—	201	—	201
Liabilities
Current derivative liabilities in provisions and other current liabilities	(10)	(310)	—	(320)
Non-current derivative liabilities in other non-current liabilities	—	(70)	—	(70)
Net assets and liabilities measured at fair value	208	437	—	645

(1) Serving as hedges of the Company’s management incentive plan

	December 31, 2008
($ in millions)	Level 1	Level 2	Level 3	Total fair value

Assets
Available-for-sale securities in cash and equivalents	—	550	—	550
Available-for-sale securities in marketable securities and short-term investments	202	1,059	—	1,261
Cash-settled call options(1) in marketable securities and short-term investments	—	53	—	53
Current derivative assets in other current assets	5	597	—	602
Non-current derivative assets in other non-current assets	—	190	—	190
Liabilities
Current derivative liabilities in provisions and other current liabilities	(7)	(789)	—	(796)
Non-current derivative liabilities in other non-current liabilities	—	(180)	—	(180)
Net assets and liabilities measured at fair value	200	1,480	—	1,680

(1) Serving as hedges of the Company’s management incentive plan

Note 4. Debt

In October 2009, the Company cancelled its existing $2 billion credit facility, originally entered into in 2005 and expiring in 2010, and replaced it with a new 3-year $2 billion multicurrency credit facility. Interest costs of drawings under the new facility are LIBOR, STIBOR or EURIBOR (depending on currency of drawings) plus a margin of 100 basis points, while commitment fees payable on the unused portion of the facility amount to 0.40% per annum. Utilization fees, payable on drawings, amount to 0.25% per annum

Notes to the Interim Consolidated Financial Information (unaudited)

on drawings over one-third but less than or equal to two-thirds of the total facility, or 0.50% per annum on drawings over two-thirds of the total facility. No utilization fees are payable on drawings less than one-third of the total facility.

Note 5. Commitments and contingencies

Contingencies — Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. Estimated losses for environmental obligations are not discounted to their present value because the timing of payments cannot be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retains liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering, Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate radiological and chemical contamination at the Hematite site, based on available information, the Company believes that it may take until 2015. With respect to the Windsor site, the Company believes the remediation may take until 2012.

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL’s former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. Westinghouse brought legal action against the former owners/operators of the Hematite site and the U.S. Government under the Comprehensive Environmental Response Compensation and Liability Act to recover past and future remediation costs. The defendants contested Westinghouse’s claims. During 2006, an arbitration ruling, related to indemnification of the former owners/operators contained in the Combustion Engineering purchase agreement for the site, was unfavorable to Westinghouse’s claims, potentially increasing the Westinghouse costs subject to the cost sharing agreement. Separately, based on the publicly available draft Remedial Investigation Report and Decommissioning Plan prepared by Westinghouse and other site related data, the Company was able to re-estimate its share of the expected total remediation costs for the Hematite site. The unfavorable outcome of the arbitration was largely offset by a lower site remediation cost estimate. During 2008 and the first nine months of 2009, Westinghouse’s efforts were focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site. Management believes this could result in cost efficiencies as well as expedited completion of the remediation activities at the site.

Notes to the Interim Consolidated Financial Information (unaudited)

The Company established a provision of $300 million in income (loss) from discontinued operations in 2000 for its estimated share of the remediation costs for these sites. At September 30, 2009 and December 31, 2008, the Company recorded in provisions and other current liabilities and in other non-current liabilities provisions totaling $234 million and $241 million, respectively, net of payments from inception of $61 million and $54 million, respectively. Expenditures charged against the provisions for the nine and three months ended September 30, 2009 and 2008, were insignificant. The Company estimates that further expenditures for the remainder of 2009 will also be insignificant.

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and groundwater contamination. At September 30, 2009 and December 31, 2008, the Company recorded in provisions and other current liabilities and in other non-current liabilities reserves totaling $54 million and $52 million, respectively. The reserves reflect environmental provisions of an acquired company. Substantially all of the acquired entity’s remediation liability is indemnified by a prior owner. Accordingly, an asset equal to this remediation liability is included in other non-current assets. Charges to earnings, including amounts in income (loss) from discontinued operations, in the nine and three months ended September 30, 2009 and 2008, were insignificant. Expenditures for the nine and three months ended September 30, 2009 and 2008, were insignificant. The Company estimates that further expenditures for the remainder of 2009 will also be insignificant.

Asbestos obligations

The Company’s Combustion Engineering, Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company’s former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

Under the Plans, separate personal injury trusts were created and funded to settle future asbestos-related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

Funding of the CE Asbestos PI Trust has been made on certain scheduled payment dates. In addition, $204 million was paid to this Trust on November 14, 2007, as required in conjunction with the sale of Lummus which occurred on November 16, 2007. Funding of the Lummus Asbestos PI Trust was completed on May 2, 2007 upon the payment to that Trust of $28 million.

From time to time, other entities of the Company have been named as defendants in asbestos-related claims. At September 30, 2009 and December 31, 2008, there were approximately 2,700 and 7,500, respectively, asbestos-related claims outstanding against the Company’s entities other than CE and Lummus. The Company’s entities that are subject to such claims will continue to resolve them in the tort system, or otherwise. The Company generally seeks dismissals from claims where there is no apparent linkage between the plaintiff’s claimed exposure and a product of the Company. To date, resolving asbestos-related claims against the Company’s entities other than CE and Lummus has not had a material impact on the Company’s consolidated financial position, results of operations or cash flows.

The effect of asbestos obligations on the Company’s Interim Consolidated Income Statements for the nine months ended September 30, 2009 and 2008, was insignificant.

Notes to the Interim Consolidated Financial Information (unaudited)

The effect of asbestos obligations on the Company’s Interim Consolidated Statements of Cash Flows was as follows:

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2009	2008	2009	2008

Cash payments to CE Asbestos PI Trust	—	75	—	25

The effect of asbestos obligations on the Company’s Interim Consolidated Balance Sheets was as follows:

($ in millions)	September 30, 2009	December 31, 2008

CE Plan — current	25	—
Other asbestos obligations — current	3	4
Total current liabilities	28	4

CE Plan non-current liabilities	25	50
Total non-current liabilities	25	50

The asbestos obligations relating to the CE Plan as reflected in the Company’s Interim Consolidated Financial Information were payable pursuant to a non-interest bearing promissory note (the ABB Promissory Note). Liabilities at September 30, 2009 and December 31, 2008, include two remaining payments of $25 million each for which the Company is liable on a contingent basis. One payment of $25 million (included in current liabilities) is payable in 2010 or 2011 if the Company attains an earnings before interest and taxes (EBIT) margin of 9% for 2009 or 14% in 2010. The other payment of $25 million (included in non-current liabilities) is payable in 2011 if the Company attains an EBIT margin of 9.5% in 2010. During 2008 and 2009, the Company recorded both of these contingent payment obligations as, based on forecasted financial results, it expected to achieve the target EBIT margins in 2009 and 2010. If the Company is found by the U.S. Bankruptcy Court (the Bankruptcy Court) to have defaulted on its payment obligations under the ABB Promissory Note, the CE Asbestos PI Trust may petition the Bankruptcy Court to terminate the CE channeling injunction and the protections afforded by that injunction to the Company and other entities of the Company as well as certain other entities, including Alstom SA (Alstom).

Contingencies — Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission’s leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

In addition, the Company is aware of proceedings issued against it and others in respect of private claims by customers and other third parties alleging harm with regard to the Gas Insulated Switchgear cartel cases. However, an informed judgment about the merits of these claims or the amount of potential loss for the Company, if any, resulting from these proceedings cannot be made at this stage.

Notes to the Interim Consolidated Financial Information (unaudited)

Power Transformers business

The European Commission has recently concluded an investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission announced its decision in October 2009 and fined the Company euro 33.75 million.

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority’s review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount of potential fines, if any, can be made.

Cables business

The Company’s cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews. The payments may be in violation of the Foreign Corrupt Practices Act or other applicable laws. The Company is cooperating with the relevant authorities regarding these issues and is continuing its internal investigations and compliance reviews. The Company anticipates an unfavorable outcome with respect to the investigation of these suspect payments and expects that fines will be imposed.

Earnings overstatement in an Italian subsidiary

In September 2004, the Company restated its Consolidated Financial Statements for all prior periods as a result of earnings overstatements by a business unit of the Company’s Power Products division (part of the former Power Technologies division) in Italy. The restatement followed an internal investigation by the Company which revealed that the business unit had overstated earnings before interest and taxes and net income, as well as that certain employees had participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. The Company reported this matter to the Italian authorities, as well as to the SEC and the DoJ. In 2009, the Company settled matters with the Italian authorities and the case was dismissed. The Company cannot reasonably predict what action, if any, the SEC or the DoJ may take.

General

In addition, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

At September 30, 2009 and December 31, 2008, the Company accrued aggregate liabilities of $327 million and $795 million, respectively, included in provisions and other current liabilities and in other non-current liabilities for the above regulatory, compliance and legal contingencies. The Company’s aggregate accrued liabilities at September 30, 2009, were impacted primarily by changes in the provisions relating to alleged anti-competitive practices, including, but not limited to, the European Commission’s decision in October 2009 on the power transformers business. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Notes to the Interim Consolidated Financial Information (unaudited)

Guarantees — general

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected results.

The carrying amount of liabilities recorded in the Interim Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	September 30, 2009		December 31, 2008
($ in millions)	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities

Performance guarantees	416	1	413	1
Financial guarantees	92	—	95	—
Indemnification guarantees	283	1	277	6
Total	791	2	785	7

Guarantees related to third party performance

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and performance standby letters of credit.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in the Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was approximately $99 million and $120 million at September 30, 2009 and December 31, 2008, respectively. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees. The guarantees have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees was approximately $272 million and $239 million at September 2009 and December 31, 2008, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was approximately $6 million and $16 million at September 30, 2009 and December 31, 2008, respectively.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees. The guarantees have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $44 million and $54 million at September 30, 2009 and December 31, 2008, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

The Company retained obligations for guarantees related to the Marine Propulsion Systems business in Poland, sold in the second quarter of 2009. The guarantees primarily consist of performance guarantees. The guarantees have original maturity dates ranging from one to four years. The maximum amount payable under the guarantees was insignificant at September 30, 2009.

Guarantees related to financial obligations

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At September 30, 2009 and December 31, 2008, the Company had $92 million and $95 million, respectively, of financial guarantees outstanding. Of each of those amounts, $22 million was issued on behalf of companies in which the Company currently has or formerly had an equity interest. The guarantees have various maturity dates. The majority of the durations run to 2013, with the longest expiring in 2021.

Guarantees related to indemnification

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum losses could not be calculated include indemnifications for legal claims.

The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum liability at each of September 30, 2009 and December 31, 2008, of $50 million, relating to these businesses will reduce over time, pursuant to the sales agreements.

The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability at September 30, 2009 and December 31, 2008, of $144 million and $143 million, respectively, relating to these businesses will reduce over time, pursuant to the sales agreements.

The Company delivered to the purchaser of the Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at September 30, 2009 and December 31, 2008, of $89 million and $84 million, respectively, related to this business will reduce over time, pursuant to the sales agreement, subject to foreign exchange fluctuations.

With respect to the sale of Lummus, the Company retained certain liabilities, including for potential fines and penalties connected with suspect payments made prior to completion of the sale. The Company has disclosed these suspect payments to the SEC and DoJ. The Company believes that an unfavorable outcome is likely and has recorded a provision as discussed in more detail in the suspect payment disclosures section above.

Product and order related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the provision for warranties, including guarantees of product performance, is as follows:

	Nine months ended September 30,
($ in millions)	2009	2008

Balance at the beginning of period	1,105	1,121
Claims paid in cash or in kind	(141)	(107)
Net increase to provision for changes in estimates, warranties issued and warranties expired	154	111
Exchange rate differences	53	(14)
Balance at the end of period	1,171	1,111

Notes to the Interim Consolidated Financial Information (unaudited)

Note 6. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

Net periodic benefit cost consisted of the following:

	Nine months ended September 30,
	2009	2008	2009	2008
($ in millions)	Pension benefits		Other benefits

Service cost	123	127	1	1
Interest cost	328	317	10	10
Expected return on plan assets	(295)	(336)	—	—
Amortization of prior service cost	11	8	(8)	(2)
Amortization of net actuarial loss	54	1	4	1
Curtailments, settlements and special termination benefits	2	27	—	—
Net periodic benefit cost	223	144	7	10

	Three months ended September 30,
	2009	2008	2009	2008
($ in millions)	Pension benefits		Other benefits

Service cost	47	40	—	—
Interest cost	116	89	4	4
Expected return on plan assets	(105)	(97)	—	—
Amortization of prior service cost	4	2	(3)	—
Amortization of net actuarial loss	22	—	1	—
Curtailments, settlements and special termination benefits	1	—	—	—
Net periodic benefit cost	85	34	2	4

Employer contributions were as follows:

	Nine months ended September 30,
	2009	2008	2009	2008
($ in millions)	Pension benefits		Other benefits

Contributions to pension and other postretirement plans	232	167	10	10
Discretionary contributions to pension plans	16	—	—	—

	Three months ended September 30,
	2009	2008	2009	2008
($ in millions)	Pension benefits		Other benefits

Contributions to pension and other postretirement plans	96	57	3	4
Discretionary contributions to pension plans	—	—	—	—

Notes to the Interim Consolidated Financial Information (unaudited)

Planned standard contributions for full year 2009 are expected to be approximately $296 million for pension benefits and approximately $14 million for other benefits.

Note 7. Stockholders’ equity

In July 2009, a bank holding call options related to management incentive plan launches during 2003 and 2004 which had been issued at fair value and with strike prices of CHF 7.00 and CHF 7.50, respectively, exercised a portion of the calls held. As a result, in the third quarter of 2009, approximately half a million shares were issued and there was an increase in capital stock and additional paid-in capital of approximately $3 million.

On February 13, 2008, the Company announced a share-buyback program up to a maximum value of CHF 2.2 billion (equivalent to $2 billion at then-current exchange rates) with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and of proposing the cancellation of the shares at that meeting. A total of 22.675 million shares were repurchased under the program up to the end of December 2008, at a total cost of CHF 652 million ($619 million, using exchange rates effective at the respective repurchase dates). No repurchases took place in the first nine months of 2009. The repurchased shares are included in treasury stock in the Interim Consolidated Balance Sheet at September 30, 2009. As announced in February 2009, given the current market uncertainty, the Company is not actively pursuing new purchases under this program.

As of January 1, 2009, the Company adopted Accounting Standards Codification 470-20-65, Debt with Conversion and Other Options (ASC 470-20-65), previously Financial Accounting Standards Board Staff Position on APB 14-a Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement). ASC 470-20-65 requires the issuer of such instruments to separately account for the liability and equity components of the convertible instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. ASC 470-20-65 requires bifurcation of a component of the debt, classification of that component in equity, and then accretion of the resulting discount on the debt as part of interest expense being reflected in the income statement. At December 31, 2008 and 2007, the Company did not have any convertible debt instruments outstanding. The Company adopted the provisions of the guidance on a retroactive basis to January 1, 2007 as they relate to the CHF 1 billion convertible bonds fully converted by bondholders in 2007. The total impact on the Company’s 2007 Consolidated Income Statement was a loss of $146 million. Consequently, as of January 1, 2008, retained earnings were reduced by $146 million and there was a corresponding increase in capital stock and additional paid-in capital, with total stockholders’ equity remaining unchanged.

Note 8. Operating segment data

Accounting Standards Codification 280, Segment Reporting (ASC 280), previously Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. The Chief Operating Decision Maker (CODM), as defined by ASC 280, is the Company’s Executive Committee. The CODM allocates resources to, and assesses the performance of, each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Automation Products, Process Automation and Robotics. The remaining operations of the Company are included in Corporate and Other.

•                  Power Products manufactures and sells high- and medium-voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•                  Power Systems designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products and services and incorporating components manufactured by both the Company and by third parties.

Notes to the Interim Consolidated Financial Information (unaudited)

•                  Automation Products produces low-voltage switchgear, breakers, switches, control products, DIN-rail components, enclosures, wiring accessories, instrumentation, drives, motors, generators, power electronics systems and services related to these products that help customers to increase productivity, save energy and increase safety.

•                  Process Automation develops and sells control, plant optimization, automation products and solutions, industry specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, and utility automation industries.

•                  Robotics offers robot products, systems and service for the automotive and other manufacturing industries.

•                  Corporate and Other includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates the performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes and income (loss) from discontinued operations, net of tax. In accordance with ASC 280, the Company presents segment revenues, earnings before interest and taxes, and total assets. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, at current market prices.

The following tables summarize information for each segment:

	Nine months ended September 30, 2009
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)	Total assets(1) at September 30, 2009

Power Products	6,762	1,368	8,130	1,474	7,203
Power Systems	4,503	138	4,641	322	4,867
Automation Products	5,700	782	6,482	979	5,852
Process Automation	5,296	143	5,439	486	4,316
Robotics	726	13	739	(108)	613
Corporate and Other	47	1,129	1,176	175	11,575
Intersegment elimination	—	(3,573)	(3,573)	—	—
Consolidated	23,034	—	23,034	3,328	34,426

	Nine months ended September 30, 2008
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)	Total assets(1) at December 31, 2008

Power Products	7,172	1,510	8,682	1,656	7,136
Power Systems	4,831	179	5,010	411	4,402
Automation Products	6,935	831	7,766	1,486	5,782
Process Automation	5,543	184	5,727	686	4,391
Robotics	1,218	17	1,235	82	903
Corporate and Other	73	1,212	1,285	(228)	10,567
Intersegment elimination	—	(3,933)	(3,933)	—	—
Consolidated	25,772	—	25,772	4,093	33,181

(1)Earnings before interest and taxes, and total assets are after intersegment eliminations.

Notes to the Interim Consolidated Financial Information (unaudited)

	Three months ended September 30, 2009
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)

Power Products	2,371	452	2,823	477
Power Systems	1,566	46	1,612	117
Automation Products	1,985	249	2,234	340
Process Automation	1,754	55	1,809	164
Robotics	218	(7)	211	(36)
Corporate and Other	16	385	401	357
Intersegment elimination	—	(1,180)	(1,180)	—
Consolidated	7,910	—	7,910	1,419

	Three months ended September 30, 2008
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)

Power Products	2,612	422	3,034	536
Power Systems	1,542	59	1,601	113
Automation Products	2,328	284	2,612	491
Process Automation	1,864	56	1,920	218
Robotics	425	6	431	28
Corporate and Other	20	355	375	(95)
Intersegment elimination	—	(1,182)	(1,182)	—
Consolidated	8,791	—	8,791	1,291

(1)Earnings before interest and taxes are after intersegment eliminations.

The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

July — September 2009 — Q3

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Bernhard Jucker	27.07.2009	WARs		190,000	CHF 1.10
Joe Hogan	05.08.2009	Shares	45,000		CHF 19.84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 30, 2009	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance